SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d OF
                       THE SECURITIES EXCHANGE ACT OF 1934





                            KINROSS GOLD CORPORATION


                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2





Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ ]    Form 40-F [x]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]    No [x]

This Current Report on Form 6-K, dated February 21, 2003, is specifically incorporated by reference into Kinross Gold Corporation's Registration Statement on Form F-10 (Registration No. 333-102660), filed on January 22, 2003, as amended on January 29, 2003.

                                      INDEX



Material Change Report dated February 19, 2003                          3-4
Signature Page                                                          5

Item 1. Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2. Date of Material Change

February 19, 2003.

Item 3. Press Release

Press release was issued by Kinross in Toronto on February 19, 2003 with respect to the material change and filed via SEDAR.

Item 4.   Summary of Material Change

Kinross announced operating results for 2002 and increased ownership in Omolon Gold Mining Company.

Item 5.   Full Description of Material Change

Kinross Gold Corporation announced its preliminary 2002 operating results for the following gold mining operations including those acquired in the recently completed combination with TVX Gold Inc. and Echo Bay Mines Ltd. and the acquisition of the TVX Newmont Americas joint venture.

 Gold Mines                                 Pro-forma                         Total Cash Cost per
  Currently                              Attributable                       Gold Equivalent Ounce
Operated by                                 2002 Gold                             (US$ per Ounce)
    Kinross                                Equivalent
 (Ownership                                Production
  Interest)                                  (Ounces)
                         -----------------------------------   -----------------------------------------

Fort Knox  (100%)                             410,519                                         232
Round  Mountain (50%)                         377,747                                         207
Kubaka (54.7% see below)                      220,972                                         133
Lupin (100%)                                  113,835                                         330
New Brittania                                  53,745                                         202
(50%)
Kettle River                                   30,626                                         283
(100%)
Blanket (100%)                                 41,612                                         243
Refugio (50%)                                  13,047                                         186
Joint Venture Gold Mines
Operated by Other Companies
Porcupine (49%)1                              189,464                                         201
Brasilia (49%)                                110,035                                         167
La Coipa (50%)                                149,284                                         226
Crixas (50%)                                   93,660                                          88
Musselwhite (32%)                              66,879                                         228

1. Represents 100% of production from Hoyle Pond to June 30, 2002, 49% of Porcupine JV for the remainder of 2002.

In addition, Kinross announced that its Russian subsidiary, Omolon Gold
Mining Company has purchased 25.0% of the shares of Omolon under the terms announced in the Kinross press release of October 16, 2002. The purchase of the balance of the Omolon shares is in process and will be reported upon its completion. All of the previously announced lawsuits between Omolon and its Russian shareholders have been dismissed. Assuming Omolon acquires all of the shares owned by Russians, Kinross' ownership of Omolon will increase to 100%.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Ms. Shelley M. Riley
Corporate Secretary
Telephone: (416) 365-5198
Facsimile: (416) 365-0237

Item 9.  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.


     DATED at Toronto this 19th day of February, 2003.

                                    KINROSS GOLD CORPORATION
                                    PER:  /s/ Shelley M. Riley
                                          --------------------
                                          Shelley M. Riley
                                          Corporate Secretary

                                   SIGNATURES

     Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      KINROSS GOLD CORPORATION

                                      Signed:  /s/ Shelley M. Riley
                                               --------------------
                                               Shelley M. Riley
                                               Corporate Secretary